                                                                    Exhibit 99.1

                                 HOLLINGER INC.

         Toronto, Canada, October 14, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice has signed an Order appointing Kroll Lindquist Avey Inc. ("Kroll") as an inspector pursuant to s. 229(1) of the Canada Business Corporations Act to conduct an investigation of certain of the affairs of Hollinger, as requested by Catalyst Fund General Partner I Inc. ("Catalyst"), a shareholder of Hollinger, as a consequence of Mr. Justice Campbell's reasons for decision released on September 15, 2004. The parties have agreed that, until certain potential conflicts of interest issues involving Kroll are resolved, Kroll will not commence any inspection activities.

         Under the Order, the inspector is principally to investigate and report to the Court upon the facts in relation to any Related Party Transaction (as defined in the Order) between Hollinger (including any of its subsidiaries, other than Hollinger International Inc. ("International") or its subsidiaries), and a Related Party for the period January 1, 1997 to date. For the purposes of the Order, a "Related Party" is defined as, among others, Lord Black, Barbara Amiel-Black, David Radler, Peter White, J.A. Boultbee, Daniel Colson and Peter Atkinson and any corporation (other than International), partnership or other entity that is controlled, or owned, directly or indirectly, as to more than 10% by such persons, individually or as a group. The inspector is required to deliver a preliminary report to the Court by November 13, 2004. The costs of the inspector for the initial 30 day period are to be paid by Hollinger. Thereafter, the responsibility for the inspector's costs is to be determined by the Court.

         The application commenced by Catalyst in the Ontario Superior Court of Justice seeking an order removing all of the directors of Hollinger (except for Robert J. Metcalfe and Allan Wakefield, each of whom was appointed as a director of Hollinger on September 27, 2004) and an injunction restraining any non-arm's length transactions involving Hollinger without notice to and approval of the Court, has been adjourned until October 29, 2004. In connection with such adjournment, and until the date upon which the application is heard and determined, Hollinger and certain of its directors have undertaken that they will not enter into any Related Party Transactions (with certain exceptions for ordinary course transactions) without two business days' advance notice to Catalyst.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com